28 January 2000

Ref: 07/00

"PROJECT M" TO BE COMMERCIALISED

The Broken Hill Proprietary Company Ltd (BHP) announced today it had signed a Letter of Intent with NUCOR Corporation of Charlotte, N.C., USA (NUCOR) and also with Ishikawajima-Harima Heavy Industries of Japan (IHI) to form a joint venture partnership to licence its 'Project M' strip casting patents and technology.

NUCOR will become the first licensee of the joint venture, and will undertake the first commercialisation of this revolutionary steel strip casting technology, at one of its United States plants.

BHP will benefit from its share of the worldwide licensing of the technology under the joint venture and will retain exclusive rights for Australia, New Zealand and Asia, reflecting the consolidation of BHP's steel activities to a geographically focussed flat products business.

NUCOR will be the exclusive licensee in the USA and Brazil.

IHI will be the exclusive provider of core equipment.

NUCOR is one of the largest and most profitable steel producers in the USA and the world's largest operator of thin slab casting compact strip plants.

BHP and IHI have been developing the technology for strip casting since 1989, and BHP has operated a full size demonstration plant as its Port Kembla works since 1995. Strip casting will enable the direct casting of molten steel into final shape and thickness without further hot or cold rolling. This in turn will allow lower investment and operating costs, new product development, reduced energy consumption and much smaller scale plants than can be economically operated today.

Commenting on the signing of the Letter of Intent, Dr Bob Every, President BHP Steel, said "The significance of this is that it will enable this unique technology developed by BHP to be commercialised by a world renowned operator in Nucor and a quality equipment manufacturer in IHI. The know how developed will flow back to BHP for use in its strategic areas of Australasia and S.E. Asia; and the joint venture partnership will earn revenue from world licensing."

Contact:

BHP Steel

Mr Andrew Marjoribanks - Melbourne

Tel: +61 3 9609 3973 Mob: +61 409 856 647

Mr Mike Archer - Port Kembla

Tel: +61 2 4275 2968 Mob: +61 419 466 990

BHP Investor Relations

Dr Robert Porter - Melbourne

Tel:+61 3 9609 3540 Mob:+61 419 587 456

Pierre Hirsch - San Francisco

Tel: (415) 774 2030